Contact

www.linkedin.com/in/paul-henwood-78a3424 (LinkedIn)

Top Skills

Product Marketing

Competitive Analysis

Manufacturing

Paul Henwood

Specializing in growing early- and mid-stage technology companies

Redmond, Washington, United States

Summary

Paul is an experienced technology leader who grows early- or mid-stage companies to maximum success. He creates balanced value for all stakeholders including customers, owners, employees, suppliers, the community and the environment. He believes that the best success is achieved when all pull together and coalesce into a complementary ecosystem. While achieving this dynamic can be more challenging, it ultimately builds lasting value that all involved recognize and thus become more motivated and committed together, resulting in the highest shareholder value.

Paul specializes in assembling highly competent and effective teams tailored to the needs of the enterprise. There is no more important element or predictor in a company's success than the quality of the team that drives it, and Paul is especially skilled in this area and understands and acts on that premise.

Paul has systematically built expertise in all the areas of technology business, starting as a young engineer with hands-on experience in manufacturing and engineering with complex medical devices. He transitioned into technical management in a variety of startups in increasing roles of Operations management before shifting to a technical sales and marketing role for Metron, a laser metrology firm. This firm was also his first transition into a CEO role, which led to the recent President & CEO position with MicroConnex. This experience developed deep functional awareness of how technology companies operate and the skills to guide them to success, which he used extremely effectively in the successful company sale to a strategic buyer.

He actively mentors others in the community and supports their professional and personal growth. He is the proud father of two teenage girls and keeps quite active in the outdoors every chance he gets, including cycling and hiking, and enjoying horseback riding with their three horses.

Experience

EndoSound
Chief Operating Officer
September 2022 - Present (2 years 10 months)
Portland, Oregon

Whooshh Innovations
Chief Product Officer
October 2020 - May 2022 (1 year 8 months)
Seattle, Washington, United States

Carlisle Interconnect Technologies
Director, MicroConnex
April 2019 - July 2020 (1 year 4 months)
Snoqualmie, Washington, United States

MicroConnex
President & CEO
August 2010 - April 2019 (8 years 9 months)

MicroConnex is a specialty Flexible Printed Circuit Board manufacturer and Laser Micromachining and thin film deposition services provider that had languished despite significant industry demand. Paul addressed numerous fundamental issues, recruited a highly skilled management and technical staff, modernized most business and technical processes, implemented robust quality systems and attracted significant leading customers. He grew the staff from 30 to about 80 people, increased revenue 5x with an 8-year CAGR of 24%. Paul led a process of selling the company with a specialty investment banker culminating in a successful liquidity event to a strategic buyer for a high EBITDA multiple in 2019, and stayed with the company through the transition.

Metron Systems, Inc.
President & CEO
August 2008 - July 2010 (2 years)

Metron Systems Inc.
VP Sales and Marketing
April 2006 - July 2008 (2 years 4 months)

Successfully sold $2.5M in non-contact 3D Laser Scanning Metrology systems

Bally Gaming Systems
Director of Manufacturing
2003 - 2006 (3 years)

• Manufactured $2M of optical MP21 Blackjack and Baccarat Systems
• Established 3rd party high-volume automated casino chip manufacturing

Harris Corporation
Director of Manufacturing
1999 - 2002 (3 years)

• Manufactured $2M of early production Point-To-Multipoint 40Ghz communication systems
• Managed multi-site Test Engineering group for Point-to-Point digital microwave radio links for cell tower back-haul and Point-to-Multipoint broadband wireless systems

Inroad, Inc.
Director Of Manufacturing
1998 - 1999 (1 year)
Seattle, Washington, United States

Created and managed manufacturing for wearable voice-activated thin-client computer for warehouse picking applications. Directed consultant engineering staff at Stratos Product Development and managed contract manufacturer Solectron.

CacheFlow, Inc. (Now BlueCoat Systems, Inc.)
Manufacturing Manager
1997 - 1998 (1 year)

• Managed manufacturing for an Internet Appliance start-up company and relocated operations to Palo Alto

Virtual I/O
Production Manager
1994 - 1997 (3 years)

• Manufactured $20M of virtual reality goggles, managed staff of 140 for three-shift operations

Siemens Medical Systems, Ultrasound Group
Transducer/Manufacturing Test Engineer
1984 - 1994 (10 years)

Education

University of Washington

Bachelor's degree, Electrical and Electronics Engineering · (1983 - 1986)